RepliGen

Addressing unmet needs.


04039562

REPLIGEN ANNUAL REPORT

20
04


REPLIGEN PIPELINE
Preclinical
Phase I
Phase 2
Phase 3
Market
SECRETIN
GI Diagnosis
Schizophrenia
Obsessive-Compulsive Disorder
URIDINE
Bipolar Disorder
Neurodegenerative Disease
CTLA4-Ig
Multiple Sclerosis
Rheumatoid Arthritis
Lupus
PROTEIN A
Antibody Purification
Autoimmune Disease
B-Cell Lymphoma

Repligen's pipeline of biological products has the potential to address significant unmet medical needs in neuropsychiatric and autoimmune disorders.

To Our Shareholders,

Repligen's mission is to develop novel therapeutics for neuropsychiatric and immune disorders for which there is significant unmet medical need. These are disabling diseases which can strike early, in many cases before the age of 40. The resulting long-term disability extracts an enormous toll on patients and their families and more than $100 billion in costs for our healthcare system.

While existing drugs for these diseases can reduce symptoms in some patients, they generally are only partially effective and many have undesirable side effects. There is a clear need for new pharmaceuticals that can improve the functional outcome of patients. Progress in these diseases will come from drugs that work through novel mechanisms of action rather than through incremental improvements of existing drugs.

Our approach is to harness new insights into the biology of the nervous and immune systems to identify drugs which have the potential to modulate disease processes in a novel way. Each of our product candidates – secretin, uridine, CTLA4-Ig and Protein A – represents a new biological approach to therapy and therefore, has the potential to improve outcomes for patients who are poorly treated by or refractory to existing drugs.

During the past year we made significant progress in developing our pipeline of product candidates for schizophrenia, anxiety disorders, bipolar disorder, arthritis and multiple sclerosis. Identification of a new approach to autoimmune disease and new clinical applications for our neuropsychiatric products coupled with the acquisition of new intellectual property has strengthened our pipeline and provided a solid foundation for renewed growth.

We have also consistently adhered to our business strategy which is to retain commercial rights to our therapeutic product candidates while maintaining our financial balance. Our financial stability is enhanced through the profits derived from our Specialty Pharmaceuticals business, outsourcing of clinical manufacturing and a strong balance sheet.

There is much to be excited about with the emerging product pipeline at Repligen. Solid science leading to novel approaches to debilitating diseases provides hope for patients and potential rewards for investors. I look forward to sharing our continued progress on advancing our pipeline in the coming year.

Sincerely,



Walter C. Herlihy, Ph.D.
President and CEO
July 8, 2004

FY2004 CORPORATE MILESTONES

- **Initiated a Phase 2 clinical trial of secretin in schizophrenia** *and announced plans to initiate a Phase 1 clinical trial of secretin in obsessive-compulsive disorder.*
- **Received a U.S. patent for the use of CTLA4-Ig** *for the treatment of rheumatoid arthritis, multiple sclerosis and lupus.*
- **Completed enrollment in a Phase 1 clinical trial of uridine** *in bipolar disorder and major depression.*
- **Initiated a preclinical program on the use of Protein A** *in autoimmune disorders and cancer.*
- **Raised $12.5M** *in a private placement of common stock.*

Neuropsychiatric Disorders

According to the World Health Organization, depression, bipolar disorder, schizophrenia and obsessive-compulsive disorder are four of the ten leading causes of disability in the world. Although drugs are available to treat some of the symptoms of these disorders, many patients remain refractory to treatment creating a profound need for therapeutics that utilize new approaches to improve patient outcomes and reduce troubling side effects.

Biological Approaches to Neuropsychiatric Disorders

Our two product candidates for neuropsychiatric disease are secretin and uridine. We have demonstrated that secretin is active in the amygdala, a brain region that is implicated in schizophrenia, anxiety disorders and autism. Although our initial clinical findings in autism were not reproduced in subsequent clinical trials, the activity of secretin in preclinical models and brain imaging studies provides a sound rationale for our continued development in schizophrenia and anxiety disorders.



Multiple lines of evidence indicate that mitochondrial dysfunction is an important factor in bipolar disorder, Parkinson's disease and schizophrenia.

Uridine is a biological compound that is synthesized by the mitochondria, an organelle that has recently been implicated in bipolar disorder and several neurodegenerative diseases such as Parkinson's disease. Preclinical and early clinical reports suggest that treatment with uridine may improve symptoms associated with mitochondrial dysfunction. Secretin and uridine provide novel biological approaches to addressing unmet needs in the treatment of neuropsychiatric disorders.

Schizophrenia

Schizophrenia is a severe, disabling and chronic disorder that affects more than 2 million people in the United States. Patients with schizophrenia suffer from thought disorders including delusions and hallucinations as well as social and cognitive deficits such as social withdrawal and impaired memory. Although available medications can be effective in treating thought disorders, many patients continue to suffer serious social and cognitive deficits. The National Institutes of Mental Health estimates that only 20% of the treated patients are able to recover sufficiently to maintain a job.

The clinical rationale for secretin is built on a foundation of science. Secretin is active in a well-accepted animal model of schizophrenia, and a single dose study of secretin by others provided evidence of activity in hospitalized patients with schizophrenia. We are currently evaluating secretin in a Phase 2 clinical trial in patients with refractory schizophrenia. This trial will assess the impact of multiple doses of secretin in severely ill patients who are resistant to treatment with existing therapy. We expect to complete this study by the end of 2004.

Anxiety Disorders

Anxiety disorders are serious medical illnesses that affect approximately 20 million adults in the United States. These disorders include post traumatic stress disorder, panic disorder and obsessive-compulsive disorder (OCD). OCD affects more than 3 million adults in the United States, causing patients to experience obsessive thoughts and perform repetitive rituals that interfere with normal life. OCD is a chronic condition that usually begins in early adolescence and while symptoms can be reduced in some patients with conventional antidepressant and antianxiety drugs, many patients are unaffected by treatment and remain isolated from society.

Secretin is active in a well-recognized animal model of anxiety, consistent with the discovery that secretin modulates the activity of the amygdala, a brain structure identified as the center of the fear and anxiety response. Based on these findings we plan to initiate a Phase 1 clinical trial of secretin in OCD in the second half of 2004.

Bipolar Disorder

Bipolar disorder is an illness marked by extreme changes in mood, energy and behavior in which a person can alternate between states of mania and depression. Onset and diagnosis typically occurs in late adolescence or early adulthood and currently, more than 2 million adults in the United States are living with bipolar disorder. Less than half of the patients achieve a response to existing therapy that allows them to lead active lives, while many continue to suffer frequent recurrences of mania and depression.

Uridine is a biological compound essential for the synthesis of DNA and RNA, the basic hereditary material found in all cells and numerous other factors essential for cell metabolism. Uridine is synthesized by the power plant of the human cell, known as the mitochondria. Recent literature suggests that the mitochondria is implicated in the pathophysiology of bipolar disorder and other neurodegenerative diseases such as Parkinson's disease. Drug treatment with uridine, targeted to support mitochondrial function, may provide a novel approach to neuropsychiatric diseases.

Uridine is active in an established animal model of depression and early case reports indicate that it may have the potential to improve the symptoms of diseases that are linked to improper function of the mitochondria. We have completed a Phase 1, multi-dose clinical trial of a prodrug of uridine designed to assess the impact in patients with either bipolar disorder or major depression. The results demonstrate that uridine appeared to be safe, did not induce mania, a potential side effect of existing therapy, and provide early evidence of a clinical effect of the drug. We intend to initiate a Phase 2 clinical trial in patients with bipolar disorder with a pharmaceutical form of uridine in the second half of 2004. We are also evaluating additional applications of uridine in animal models of other neuropsychiatric diseases in which mitochondrial dysfunction is implicated.

Prevalence of Neuropsychiatric Disorders in the United States

Number of adults (in millions)



Schizophrenia 2.3
Bipolar Disorder 2.7
OCD 3.3
HIV/AIDS 0.8
Colorectal Cancer 1.0

Neuropsychiatric disorders are more common in the U.S. than AIDS or colon cancer and account for 28% of all years lived with disability.



Dr. Cohen >
NEUROPSYCHIATRIC DISORDERS

"The economic burden of neuropsychiatric disorders in the United States is astounding, totaling over $100 billion annually. Illnesses such as schizophrenia and bipolar disorder create profound disabilities and disruption for patients and their families who are in great need of better treatments. Novel therapeutic approaches such as secretin and uridine have the potential to provide more effective and safer means of care for patients who have not responded fully to current therapies."

Bruce M. Cohen, M.D., Ph.D.
is President and Psychiatrist in Chief at McLean Hospital and a consultant to Repligen.

Autoimmune Disease

Millions of people are affected by autoimmune disease, one of the leading causes of disability in the United States. Autoimmune diseases such as rheumatoid arthritis, multiple sclerosis and lupus occur when the body's immune system mistakenly attacks itself targeting both tissues and organs. These diseases are typically not cured and require lifelong management of symptoms so individuals may live productive lives. Each year, over $20 billion is spent on the treatment of arthritis alone.



Brain/Central Nervous System
Multiple sclerosis
Blood
ITP
Joints
Rheumatoid arthritis
Pancreas
Diabetes
Kidney
Lupus
Intestines
Inflammatory bowel disease
Muscles
Myasthenia gravis
Skin
Psoriasis

Autoimmune diseases affect virtually every major organ system in the body. Approximately 1 in every 31 adults will be affected by an autoimmune disease at some point in their lives.

Biological Approaches to Autoimmune Disease

The role of the immune system is to defend the body from attack by invaders that are recognized as foreign. The action of the immune system is mediated through several types of white blood cells including T-cells and B-cells. T-cells identify invaders and initiate the cascade of events leading to an immune response, while B-cells are specialized to produce large quantities of antibodies that bind to an invader and mark it for destruction. Our two product candidates for autoimmune disease are CTLA4-Ig and Protein A. Our approach to developing novel therapeutics for treatment of autoimmune disease is through harnessing the body's natural ability to block the activation of T-cells with CTLA4-Ig or arrest the development of B-cells with Protein A.

T-Cell Approach to Autoimmune Diseases

CTLA4 is a protein that regulates the activity of T-cells and is one of the immune system's natural "off switches." CTLA4 blocks the interaction between the cell that presents the foreign invader and the T-cell and interferes with the initiation of the immune response. Repligen is developing a soluble form of CTLA4 (CTLA4-Ig), which has potential immunosuppressive activity, for use in autoimmune diseases such as rheumatoid arthritis, multiple sclerosis and lupus.

Previously, Repligen and its academic collaborators demonstrated in animal models of disease that CTLA4-Ig has the potential to block unwanted immune responses without compromising the immune system's ability to fight off infections. These preclinical results have been extended to initial Phase 1 clinical trial results that support the safety and novel mechanism of action of CTLA4-Ig in patients with multiple sclerosis.

A clinical study by others, published recently in the New England Journal of Medicine, established that a form of CTLA4-Ig was effective in patients with rheumatoid arthritis who are refractory to methotrexate, a current standard of care. Patient improvement was based on the number of tender and swollen joints as well as the global disease status, pain and physical function. Repligen owns the exclusive rights to a U.S. patent, which will remain in force until 2021, that covers a method of treating rheumatoid arthritis, multiple sclerosis and lupus with CTLA4-Ig and the use of CTLA4-Ig in combination with other immunosuppressants. This issued patent is independent from the CTLA4-Ig patents that were the subject of a lawsuit that Repligen and the University of Michigan were prosecuting against Bristol-Myers Squibb. Due to the pivotal role that CTLA4 plays in regulating the immune response, we believe that it may have application in the treatment of a broad range of autoimmune diseases.

B-Cell Approach to Autoimmune Diseases and Cancer

The role of the B-cell in the immune system is to produce antibodies that recognize a bacteria or invader as foreign and clear it from the body. In autoimmune diseases such as arthritis and lupus, antibodies mistakenly target the human body leading to tissue damage. Protein A is a natural protein found on the surface of a strain of bacteria called Staphylococcus aureus. Recent studies have shown that Protein A binds to a subset of B-cells and induces their destruction. Administration of Protein A is a novel approach to target the B-cells that are mounting an immune response against a person's own tissues while leaving the rest of the immune system intact. In addition, Protein A provides a novel approach to certain B-cell mediated cancers such as non-Hodgkin's lymphoma.

We have developed a robust production cell line for a fragment of Protein A which retains the ability to bind B-cells and eliminates potentially undesirable structures. We intend to manufacture a pharmaceutical formulation of Protein A for clinical evaluation later this year, based on our extensive experience in the manufacturing of recombinant Protein A for process manufacturing applications. We plan to file an Investigational New Drug application for Protein A to conduct pilot studies in lymphoma and autoimmune disease in early 2005.


T-Cell
Initiates
Immune
Response
B-Cell
Implements
Immune
Response
CTLA4-Ig
Protein A
Cytokines
Antibodies
Immune Response

T-cells and B-cells are the two primary types of immune cells implicated in autoimmune diseases. CTLA4-Ig and Protein A block the release of cytokines and antibodies which mediate immune responses.



Dr. Silverman >
AUTOIMMUNE DISEASE

"Although great strides have been made in developing drugs for autoimmune diseases, many patients are unresponsive to current treatments, creating a significant need for new pharmaceuticals. For example, 25% of patients with rheumatoid arthritis are refractory to the latest generation therapy and many others are only partially treated. Novel approaches such as CTLA4-Ig and Protein A that have been shown to specifically modulate the immune system provide great opportunities to address this unmet need and improve the functional outcome for patients."

Gregg J. Silverman, M.D.
is Professor of Medicine and Director, Rheumatic Diseases Core Center at the University of California, San Diego and a consultant to Repligen.

Specialty Pharmaceuticals & Finances

Repligen is a leading manufacturer of Protein A which is used in the production of therapeutic monoclonal antibodies.

We have developed highly productive manufacturing processes currently capable of producing more than 100 kilograms per year of highly purified Protein A. For the past several years we have also marketed a product for use by gastroenterologists to facilitate the diagnosis of pancreatitis and other indications. Our Specialty Pharmaceutical products are consistently profitable and help us to fund our proprietary product development programs. In addition, this business has allowed us to develop internal expertise in both large-scale protein manufacturing and niche marketing.

Our business strategy is to maintain ownership of our therapeutic product candidates through "proof-of-principle" clinical trials at which point we may seek a partner for further development and marketing. By maintaining the rights to our products until we can demonstrate their activity in controlled clinical studies, we believe we can provide a better return for our shareholders if one or more of our products is successful.

Our ability to independently develop our own products without excessive financial risk or dilution is based on the profits from our Specialty Pharmaceuticals, our low fixed costs as a result of the outsourcing of certain manufacturing and clinical operations and a strong balance sheet. In May of 2003 we raised $12,500,000 in a private placement which enabled us to end the year with nearly $25,000,000 in cash and investments.

We believe that our business strategy coupled with the development of novel approaches to significant medical needs provides us with a unique opportunity to both meet the needs of patients and reward shareholders.

Cumulative Number of Patients (in millions) Treated with Drugs Purified on Protein A


2.4
1.7
1.2
0.8
0.4
0.2
1998
1999
2000
2001
2002
2003
# of patients (millions)

Monoclonal antibodies have been developed to treat a broad range of adult and pediatric diseases including cancer, rheumatoid arthritis and respiratory viral infection.

Repligen Corporation

Index to Business and Financial Information

For the year ended March 31, 2004

Selected Financial Data

Repligen Corporation

The following selected financial data are derived from the audited financial statements of Repligen as of and for the years ended March 31, 2004, 2003, 2002, 2001 and 2000. The financial statements for the years ended March 31, 2004 and 2003 have been audited by Ernst & Young LLP. The financial statements for the years ended 2000 through 2002 were audited by Arthur Andersen LLP, which has ceased operations. The selected financial data set forth below should be read in conjunction with our financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report and our report on Form 10-K for the years ended March 31, 2003, 2002, 2001 and 2000.

	Years Ended March 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
Operating Statement Data:					
Revenues					
Product revenue	$ 6,843	$ 7,743	$ 4,302	$ 2,084	$ 2,041
Licensing and research revenue	71	29	—	171	863
Total revenue	6,914	7,772	4,302	2,255	2,904
Cost of revenue	3,248	3,480	1,993	1,400	1,107
Gross margin	3,666	4,292	2,309	855	1,797
Operating expenses					
Research and development	6,484	5,227	5,361	5,787	3,754
Selling, general and administrative	4,710	4,159	2,526	2,401	2,406
Impairment of long term asset	2,413	—	—	—	—
Total operating expenses	13,607	9,386	7,887	8,188	6,160
Loss from operations	(9,941)	(5,094)	(5,578)	(7,333)	(4,363)
Investment income	390	557	1,117	2,054	547
Net loss	$ (9,551)	$ (4,537)	$ (4,461)	$ (5,279)	$ (3,816)
Net loss per common share	$ (0.32)	$ (0.17)	$ (0.17)	$ (0.20)	$ (0.18)
Weighted average common shares outstanding	29,686	26,813	26,640	26,548	21,538

	As of March 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Balance Sheet Data:					
Cash and marketable securities	$ 24,863	$ 18,909	$ 25,250	$ 30,298	$ 34,033
Working capital	13,684	15,602	20,577	24,398	34,473
Total assets	29,615	26,793	29,111	32,148	36,287
Accumulated deficit	(154,507)	(144,956)	(140,419)	(135,959)	(130,680)
Stockholders' equity	27,164	24,550	26,445	30,891	35,090

The following discussion of our business contains forward-looking statements that involve risks and uncertainties. When used in this report, the words "intend," "anticipate," "believe," "estimate," "plan" and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements and are a result of certain factors, including those set forth under "Certain Factors that May Affect Future Results" in our annual report on Form 10-K, as well as in our other Securities and Exchange Commission filings.

Our Company

We are developing novel biological products for profound neuropsychiatric disorders and autoimmune diseases. Our therapeutic product candidates are secretin for schizophrenia and anxiety disorders, uridine for bipolar disorder and CTLA4-Ig and Protein A for autoimmune diseases. Each of these products represents a novel approach to therapy which may provide better outcomes for patients than existing drugs.

Our business strategy is to maintain full commercial rights to our product candidates through "proof of principle" clinical studies after which we may seek corporate partners for further development and marketing. We partially fund the development of our proprietary therapeutic product candidates with the profits derived from the sales of our specialty pharmaceutical products. This will enable us to independently advance our product candidates while at the same time minimize our operating losses.

We were incorporated in May 1981, under the laws of the State of Delaware. Our principle executive offices are at 41 Seyon Street, Waltham, Massachusetts 02453 and our telephone number is (781) 250-0111.

Neuropsychiatric Disorders

Schizophrenia is a serious, disabling and chronic mental disorder that affects 2 million people in the United States. Schizophrenia is characterized by thought disorders such as delusions or hallucinations, as well as social withdrawal, lack of initiative and blunting of emotional expression. Current antipsychotic drugs are effective in reducing thought disorders in some patients but have limited effects on the social withdrawal symptoms. The total cost for the care and treatment of patients with schizophrenia in the United States in 2000 was $40 billion.

Secretin is a hormone produced in the small intestine that regulates the function of the pancreas as part of the process of digestion. More recently, secretin and its receptor have been found in the central nervous system, suggesting a possible role as a neurotransmitter. We are conducting a double-blind, placebo-controlled Phase 2 clinical trial to evaluate synthetic human secretin, or as we sometimes refer to it, RG1068, in schizophrenic patients who have symptoms that are refractory to existing drugs. The trial is designed to extend clinical results published by investigators at the University of North Carolina who conducted a double-blind, placebo-controlled study of a single dose of secretin in 22 patients with schizophrenia in which several subjects in the secretin-treated group were judged by the investigators to be "much improved" on the Clinical Global Impression scale during the first week. The Phase 2 trial will evaluate the potential of multiple doses of RG1068 to treat the symptoms of schizophrenia, including both thought disorders and social interaction deficits in patients who are often resistant to treatment with existing antipsychotic therapy.

Anxiety disorders including Obsessive Compulsive Disorder, Post Traumatic Stress Syndrome and Generalized Anxiety Disorder affect more than 20 million people in the United States each year. We have demonstrated that one of the targets of secretin in the brain is the amygdala, a region which is recognized as the center of the fear and anxiety response. In a recent publication, we demonstrated in collaboration with academic researchers that secretin is active in an animal model of anxiety. We are currently planning a Phase 1 trial of secretin in Obsessive Compulsive Disorder which we intend to initiate later this year.

Bipolar disorder, also known as manic depression, is marked by extreme changes in mood, energy and behavior in which a person can alternate between mania (highs) and depression (lows). Bipolar disorder affects more than 2 million adults in the United States. Current drug therapy for bipolar disorder includes the use of lithium or valproic acid. However side effects are frequent and troublesome, and patients don't respond fully, leading to frequent recurrences of mania and depression.

Uridine is a naturally occurring molecule essential for the synthesis of DNA, RNA and many aspects of protein, lipid and carbohydrate synthesis and metabolism. We are evaluating the potential of uridine for bipolar disorder depression and major depression. Preclinical studies conducted by academic researchers have demonstrated that uridine is active in an established animal model of depression. We have completed a Phase 1 trial of a prodrug of uridine in patients with bipolar disorder or major depression and intend to initiate a placebo-controlled Phase 2 trial of a pharmaceutical composition of uridine in patients with bipolar disorder later this year.

Autoimmune Disease

In an autoimmune disease, the immune system mistakenly attacks the tissues and organs of a person's own body. Autoimmune diseases such as rheumatoid arthritis, multiple sclerosis, lupus, psoriasis and Crohn's disease afflict millions of people in the United States and are often chronic, requiring lifelong care and monitoring. Traditional treatment options were limited to broadly acting immunosuppressive drugs which may suppress the autoimmune attack but also suppress the ability of the immune system to fight infection, resulting in potentially serious side effects. Recently, new therapies that target specific components of the immune system have shown promise. However, many patients experience no improvement or only a partial remission of symptoms. We are developing two drug candidates, CTLA4-Ig and Protein A, which target complimentary components of the immune system.

CTLA4 is a key regulator of the activity of the immune system which "turns off" the immune system after it has successfully cleared a bacterial or viral infection by blocking the activation of T-cells, the immune cells responsible for activating an immune response. Animal and human studies have suggested that a soluble form of CTLA4 ("CTLA4-Ig") may be useful in treating diseases such as rheumatoid arthritis, multiple sclerosis, lupus, psoriasis and organ transplant. In some animal models, the specific immunosuppressive effects of CTLA4-Ig have been shown to persist after discontinuation of the drug. Thus, CTLA4-Ig may provide a unique and potentially safer treatment for autoimmune disease than current therapies. We are developing a form of CTLA4-Ig which may have wide application in diseases characterized by over-activation of the immune system. Initial clinical trials of CTLA4-Ig in normal volunteers and in patients with Idiopathic Thrombocytopenic Purpura ("ITP") have shown that CTLA4-Ig is well tolerated. We are currently conducting a Phase 1 trial of CTLA4-Ig in patients with multiple sclerosis in collaboration with the Immune Tolerance Network, a research consortium of the National Institutes of Health.

B-cells are specialized cells of the immune system which produce antibodies that target viruses, bacteria and other foreign substances. Antibodies directed toward healthy tissue have been implicated in several autoimmune diseases and there is evidence that depleting B-cells may reduce the symptoms of disease. Protein A is a naturally occurring protein which binds to antibodies including those expressed on the surface of B-cells. Academic researchers have recently shown in animals that Protein A can selectively deplete a class of B-cells that is implicated in several autoimmune diseases. We are investigating whether these findings can be extended to animal models of autoimmune disease and cancers of B-cells ("lymphomas"). Pending successful completion of preclinical studies, we intend to initiate a Phase 1 clinical trial of a recombinant form of Protein A in 2005.

Protein A Products for Antibody Manufacturing

Protein A is widely used in the purification of therapeutic antibodies. Most therapeutic monoclonal antibodies are manufactured by a process in which an impure fermentation product containing the desired antibody product is passed over a solid support to which Protein A has been chemically attached ("immobilized"). The immobilized Protein A binds the antibody product while other impurities are washed away. The antibody is then recovered from the support in a substantially purified form.

We manufacture and market several products based on recombinant Protein A ("rProtein A"). Our primary customers incorporate our rProtein A products into their proprietary antibody purification systems that they sell directly to the biotechnology and pharmaceutical industry. The majority of our product sales for the last three years have been sales of rProtein A products.

Sales of therapeutic antibodies have increased from $300 million in 1997 to approximately $6.0 billion in 2003. This growth is based on the increasing use of therapeutic antibodies, including Rituxan® for lymphoma, Herceptin™ for breast cancer, Synagis™ for RSV infection and Remicade™ for Crohn's disease and arthritis. There are more than 100 additional monoclonal antibodies in various stages of clinical testing which may lead to additional growth of the antibody market and in turn, the demand for rProtein A.

SecreFlo™

In October 1999, we licensed exclusive commercial rights to a diagnostic product based on a synthetic form of porcine (pig-derived) secretin, which we market as SecreFlo™, from ChiRhoClin, Inc. ("ChiRhoClin"), a private company. ChiRhoClin is our sole supplier of SecreFlo™. SecreFlo™ is approved by the U.S. Food and Drug Administration ("FDA") for diagnosing chronic pancreatitis, gastrinoma (a form of cancer) and as an aid during endoscopic retrograde cholangiopancreatography ("ERCP"), a gastrointestinal procedure. The FDA has granted SecreFlo™ Orphan Drug Designation, which means it is the only form of secretin marketed for these indications in the United States until 2009. (For more information about recent developments regarding SecreFlo™, please see "Patents, Licenses and Proprietary Rights - SecreFlo™" below.)

Repligen's Business Strategy

Our business strategy is to retain full commercial rights to our product candidates until we demonstrate "proof of principle" in controlled clinical trials, after which we may elect to complete product development or seek a development and marketing partner. In order to cost effectively advance our portfolio of product candidates, we seek to manufacture clinical trial materials through outside contract vendors and to partially fund the development of our proprietary therapeutic product candidates with the profits derived from the sales of our specialty pharmaceutical products: rProtein A and SecreFlo™. This will enable us to independently advance our proprietary drug development programs while at the same time minimize our operating losses.

Sales and Marketing

We sell our rProtein A products primarily through value-added resellers including Amersham Biosciences, Applied Biosystems, Inc. and Millipore Corporation, and through distributors in certain foreign markets. We market SecreFlo™ directly to gastroenterologists in the United States.

Customers

Customers for our rProtein A products include chromatography companies, diagnostics companies, biopharmaceutical companies and laboratory researchers. During fiscal 2004, the customers that accounted for more than 10% of our total revenue were Amersham Biosciences and Cardinal Healthcare. During fiscal year 2003, we commenced selling SecreFlo™, a diagnostic product that is marketed in the U.S., to hospital-based gastroenterologists.

Geographic Reporting

Of our fiscal 2004 revenue, 50% is attributable to U.S. customers and 50% is attributable to foreign customers, of which 64% is attributable to three customers. Of our fiscal 2003 revenue, 46% is attributable to U.S. customers and 54% is attributable to foreign customers, of which 66% is attributable to two customers. Of our fiscal 2002 revenue, 35% is attributable to U.S. customers and 65% is attributable to foreign customers, of which 85% is attributable to three customers.

Employees

As of June 7, 2004 we had 40 employees. Of those employees, 29 were engaged in research, development and manufacturing and 11 in administrative and marketing functions. Sixteen of our employees hold doctorates or other advanced degrees. Each of our employees has signed a confidentiality agreement. None of our employees are covered by collective bargaining agreements.

Patents, Licenses and Proprietary Rights

Our policy is to seek patent protection for our therapeutic product candidates. We pursue patent protection in the United States and file corresponding patent applications in relevant foreign jurisdictions. We believe that patents are an important element in the protection of our competitive and proprietary position, but other elements, including trade secrets, orphan drug status and know-how, may also be important. We own or have exclusive rights to more than 12 issued U.S. patents and corresponding foreign equivalents. The terms of such patents expire at various times between 2004 and 2021. In addition, we have rights to more than 20 U.S. pending patent applications and corresponding foreign applications. The invalidation of key patents owned or licensed by us or the failure of patents to issue on pending patent applications could create increased competition, with potential adverse effects on our business prospects. For each of our license agreements where we license the rights to patents or patent applications, the license will terminate on the day that the last to expire patent covered by each such license agreement expires.

We also rely upon trade secret protection for our confidential and proprietary information. Our policy is to require each of our employees, consultants, business partners and significant scientific collaborators to execute confidentiality agreements upon the commencement of an employment, consulting or business relationship with us. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements generally provide that all inventions conceived by the individual in the course of rendering services to Repligen shall be our exclusive property.

Therapeutic Secretin

We are currently prosecuting patent applications for the use of secretin for the treatment of anxiety disorders and schizophrenia in the United States and key foreign markets. In March 2003, the University of North Carolina ("UNC") filed patent applications claiming the use of secretin for the treatment of certain other behavioral disorders, including schizophrenia. In March 2004, we exclusively licensed UNC's rights in this area, which is unrelated to SecreFlo™.

CTLA4-Ig

We are the exclusive licensee of all CTLA4-Ig patent rights owned by the University of Michigan ("Michigan"). In 1992, we licensed the rights to certain CTLA4 related patent applications from Michigan. In 1995, we assigned these patent rights to Genetics Institute, Inc. In 1996, Genetics Institute, Inc. returned to us the entirety of those rights which relate to CTLA4-Ig. In 1999, we executed an agreement with Genetics Institute and Michigan which ratified Michigan's grant of an exclusive license of the CTLA4-Ig rights to us. In February 2004, a U.S. Patent (the "CTLA4-Ig Use Patent") issued, to which we own the exclusive rights through license agreements with Michigan and the U.S. Navy. The CTLA4-Ig Use Patent has claims that cover the use of CTLA4-Ig to treat rheumatoid arthritis, multiple sclerosis, and certain other autoimmune disorders and is assigned to Michigan and the U.S. Navy. The CTLA4-Ig Use Patent expires in 2021. In September 2002, we were granted a U.S. Patent which claims the specific CTLA4-Ig product form that we are developing. (For more information on our intellectual property rights to CTLA4-Ig, please see "Legal Proceedings" below.)

Uridine

In November 2000 and December 2000, Repligen entered into two License Agreements (the "UCSD Uridine License Agreements") with the University of California, San Diego ("UCSD") for certain patent applications pertaining to the use of uridine and uridine derivatives for the treatment of mitochondrial disease and purine autism. On June 21, 2001, Pro-Neuron, Inc. filed a complaint (the "Pro-Neuron Complaint") against the Regents of the University of California (the "Regents") and Repligen in the Superior Court of California, County of San Diego seeking to void the UCSD Uridine License Agreement relating to treatment of mitochondrial disease entered into between Repligen and the UCSD. Pro-Neuron subsequently amended the complaint to include the UCSD Uridine License Agreement related to purine autism and claims for misappropriation of trade secrets.

In June 2003, Repligen agreed to restructure the UCSD License Agreements to exclude the field of acylated pyrimidines, including triacetyluridine, which we sometimes refer to as RG2133. (For more information on our intellectual property rights to uridine and related compounds for the treatment of mitochondrial disease, please see "Legal Proceedings" below.)

In April 2004, a U.S. patent was issued to Repligen, which claims methods of treating certain developmental disorders, including certain forms of autism, with uridine compositions which expires in October 2020.

Protein A

We own a U.S. patent covering recombinant Protein A, which expires in 2009, as well as significant know-how in the manufacture of high-purity rProtein A. We also own a U.S. patent covering modified forms of rProtein A, which was non-exclusively licensed to Amersham Biosciences in 1998 as part of a ten year agreement covering the supply of rProtein A to Amersham Biosciences.

In addition to its utility in antibody manufacture, Protein A may also be useful in human therapy based on its activity as a B-cell toxin. Repligen has exclusively licensed rights from the University of California, San Diego to a patent application which claims a variety of potential therapeutic uses of Protein A. Foreign equivalents of this patent application are also pending.

SecreFlo™

In October 1999, we licensed exclusive commercial rights to a diagnostic product based on a synthetic form of porcine (pig-derived) secretin, which we market as SecreFlo™, from ChiRhoClin. ChiRhoClin is our sole supplier of SecreFlo™. SecreFlo™ is approved by the U.S. Food and Drug Administration ("FDA") for diagnosing chronic pancreatitis, gastrinoma (a form of cancer) and as an aid during endoscopic retrograde cholangiopancreatography ("ERCP"), a gastrointestinal procedure. The FDA has granted SecreFlo™ Orphan Drug Designation, which means it is the only form of secretin marketed for these indications in the United States until 2009.

In February 2004, we terminated our Licensing Agreement with ChiRhoClin for breach. We believe we have the right, in accordance with the terms of the Licensing Agreement, to recover certain payments made to ChiRhoClin, totaling approximately $5 million, from ChiRhoClin's share of royalties on sales of SecreFlo™. We believe that ChiRhoClin is obligated to continue to supply SecreFlo™ and that we retain the right to sell SecreFlo™ until such payments have been recovered.

On June 8, 2004, we received a letter of termination from ChiRhoClin disputing our termination of the license agreement for SecreFlo™ and indicating that due to alleged material breaches by us, ChiRhoClin terminated the Licensing Agreement. In accordance with its purported termination, ChiRhoClin requested that we stop marketing the product immediately, and we believe it is probable that ChiRhoClin will attempt to no longer supply us with this product. (For more information on the ensuing arbitration proceeding, please see "Legal Proceedings" below.)

Legal Proceedings

Bristol-Myers Squibb Company

Repligen is the exclusive licensee of all CTLA4-Ig patent rights owned by the University of Michigan ("Michigan"). Repligen and Michigan believe that Michigan has a rightful claim to ownership of certain patents assigned to Bristol-Myers Squibb Company ("Bristol") which relate to compositions and uses of CTLA4, arising out of the inventive contributions by one of the Michigan scientists.

Repligen and Michigan filed a complaint against Bristol in the United States District Court for the Eastern District of Michigan (the "District Court") in August 2002 seeking a correction of inventorship. The suit asserts that Dr. Craig Thompson, the scientist from Michigan, made inventive contributions as part of a collaboration with Bristol scientists and is therefore a rightful inventor on patents issued to Bristol. The District Court found that Repligen and Michigan had not proven by clear, convincing, and corroborative evidence that Dr. Thompson is a sole or joint inventor of any of the patents in suit.

In October 2003, we filed an appeal to the ruling of the District Court with the United States Court of Appeals for the Federal Circuit. Both Repligen and Bristol have submitted written briefs to the Federal Circuit and oral arguments have been scheduled for July 9, 2004. The Federal Circuit may decide to uphold the District Court's decision, overturn the District Court's decision or remand it back to the District Court for further consideration. Our failure to obtain ownership rights to these Bristol patents may restrict our ability to commercialize CTLA4-Ig. (Please see "Patents, Licenses and Proprietary Rights" above for further information regarding our CTLA4 intellectual property, which is not the subject of this litigation.) (Please see "Subsequent Events" below for a recent update on this litigation.)

ImClone Systems Incorporated

Repligen Corporation and The Massachusetts Institute of Technology ("MIT") have filed an action for patent infringement against ImClone Systems Incorporated for infringement of a U.S. Patent (the "Erbitux Patent") based on ImClone's manufacture and sale of the recently approved cancer drug Erbitux®. The technology, which was developed and patented by MIT, covers certain genetic elements, DNA enhancers, that increase protein production in a mammalian cell. Repligen is the exclusive licensee of MIT for this patent. Repligen and MIT believe that Damon Biotech, a predecessor of Repligen, developed the cell line which is used to manufacture Erbitux® in 1990 for the National Cancer Institute and uses the technology which is the basis of the Erbitux Patent. Repligen and MIT have also filed an application for patent term extension for the Erbitux Patent, which if granted will extend the term of the patent to May 2009.

ChiRhoClin, Inc.

In February 2004, we terminated the September 1999 Licensing Agreement with ChiRhoClin, our sole supplier of SecreFlo™, based on ChiRhoClin's failure to meet its obligations including, among others, an obligation to use best efforts to obtain FDA approval of secretin for post-ERCP pancreatitis. Repligen believes that, in accordance with the terms of the Licensing Agreement, ChiRhoClin is obligated to continue to supply product after the February 2004 termination and Repligen believes it has the right to recover certain payments made to ChiRhoClin, totaling approximately $5 million, from ChiRhoClin's share of royalties on sales of SecreFlo™ until such payments have been recovered.

On April 9, 2004, Repligen filed an arbitration demand against ChiRhoClin with the American Arbitration Association in New York, New York. In this arbitration demand, we allege that ChiRhoClin breached several of its obligations under the September 1999 Licensing Agreement including failure to use best efforts to obtain various FDA approvals and to manufacture and supply SecreFlo™ in a timely manner. We also allege that ChiRhoClin's conduct constitutes unfair and deceptive business practices under Massachusetts law. On May 26, 2004, Repligen filed an amended arbitration demand, adding a claim of defamation based on certain statements that ChiRhoClin made to the FDA and in the press. We seek to recover approximately $5 million in payments made to ChiRhoClin and additional damages to be determined.

On June 8, 2004, Repligen received a letter from ChiRhoClin disputing our February 2004 termination and indicated that due to alleged material breaches by us, ChiRhoClin terminated this Licensing Agreement. In accordance with its purported termination, ChiRhoClin has requested that Repligen stop marketing the product immediately, and we believe it is probable that ChiRhoClin will attempt to no longer supply us with this product. We believe that ChiRhoClin's allegations are without merit and intend to vigorously protect our rights.

Pro-Neuron, Inc.

Repligen was named as a codefendant with the Regents of the University of California (the "Regents") in an action filed by Pro-Neuron, Inc. ("Pro-Neuron") on June 21, 2001 in the Superior Court of California, County of San Diego. The complaint alleged claims of breach of contract and breach of implied covenant of good faith and fair dealing against the Regents and intentional interference with contractual relations against Repligen in connection with the Regents' licensing to Repligen of certain rights to patent applications filed by the Regents. Pro-Neuron subsequently amended its complaint to allege misappropriation of trade secrets and unfair competition against Repligen and the Regents.

On June 4, 2003, Repligen, the Regents and Pro-Neuron entered into a binding term sheet for settlement ("Settlement") under which the Pro-Neuron complaint will be dismissed upon execution of definitive agreements between the parties. Under the terms of the Settlement, Repligen will receive $750,000 upon execution of the definitive agreements in exchange for which Repligen and the Regents agreed to restructure the UCSD License Agreements to exclude the field of acylated pyrimidines, including triacetyluridine, which we sometimes refer to as RG2133. Repligen discontinued its clinical trial of RG2133 in mitochondrial disease and has the right to continue its clinical trials of RG2133 in bipolar disorder/major depression and purine autism for up to two years. Repligen will assign to Pro-Neuron any inventions from these trials, for which it has rights, involving the use of acylated pyrimidines, but will retain the rights to any inventions for all other chemical entities. As of May 31, 2004, the definitive agreements are under discussion between the parties.

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Subsequent Events

Bristol-Myers Squibb Company

On July 9, 2004, oral arguments were heard at the United States Court of Appeals for the Federal Circuit, in the appeal to the ruling of the District Court in the litigation against Bristol. On July 12, 2004, the Federal Circuit rendered a decision in favor of Bristol by affirming the ruling of the District Court. The ruling of the Federal Circuit is final.

Market for the Company's Common Stock, Related Stockholder Matters and Issuer Repurchase of Equity Securities

Repligen Corporation

Market Information

Our common stock is traded over-the-counter on the Nasdaq National Market under the symbol "RGEN." The following table sets forth for the periods indicated the high and low bid information for the common stock as reported by Nasdaq. These quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions.

Fiscal Year 2004	High	Low
First Quarter	$ 6.96	$ 3.91
Second Quarter	8.47	4.56
Third Quarter	6.10	3.84
Fourth Quarter	4.58	2.15

Fiscal Year 2003	High	Low
First Quarter	$ 4.22	$ 2.10
Second Quarter	2.95	2.05
Third Quarter	3.73	2.25
Fourth Quarter	5.00	2.73

Stockholders and Dividends

As of June 10, 2004 there were approximately 865 stockholders of record of our common stock. We have not paid any dividends since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We anticipate that we will retain all earnings, if any, to support our operations and our proprietary drug development programs. Any future determination as to the payment of dividends will be at the sole discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors deems relevant.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This annual report contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements in this annual report do not constitute guarantees of future performance. Investors are cautioned that statements in this annual report that are not strictly historical statements, including, without limitation, statements regarding current or future financial performance, potential impairment of future earnings, regulatory approvals, management's strategy, plans and objectives for future operations, clinical trials and results, litigation strategy, results of litigation, product research and development, product efficacy, R&D expenditures, intellectual property, development and manufacturing plans, availability of materials and product and adequacy of capital resources and financing plans constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation, the risks identified in our annual report on Form 10-K and our other filings with the Securities and Exchange Commission. We assume no obligation to update any forward-looking information contained in this annual report.

Overview

We are developing novel biological products for profound neuropsychiatric disorders and autoimmune diseases. Our therapeutic product candidates are secretin for schizophrenia and anxiety disorders, uridine for bipolar disorder and CTLA4-Ig and Protein A for autoimmune diseases. Each of these products represents a novel approach to therapy which may provide better outcomes for patients than existing drugs.

Our business strategy is to maintain full commercial rights to our product candidates through "proof of principle" clinical studies after which we may seek corporate partners for further development and marketing. We partially fund the development of our proprietary therapeutic product candidates with the profits derived from the sales of our specialty pharmaceutical products. This will enable us to independently advance our product candidates while at the same time minimize our operating losses.

Critical Accounting Policies and Estimates

The Securities and Exchange Commission requires that reporting companies discuss their most "critical accounting policies and estimates" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that "critical accounting policies and estimates" are those policies and estimates important to the portrayal of a company's financial condition and operating results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We have identified the policies and estimates below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. The notes to the financial statements included in this report and on Form 10-K include a summary of the significant accounting policies and methods used in the preparation of our financial statements.

Revenue Recognition

We apply Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") to our revenue arrangements. We generate product revenues from the sale of our rProtein A products to customers in the pharmaceutical and process chromatography industries, and from the sale of SecreFlo™ to hospital-based gastroenterologists. In accordance with SAB No. 104, we recognize revenue related to product sales upon shipment of the product to the customer as long as there is persuasive evidence of a sale, the sales price is fixed or determinable and collection of the related receivable is probable.

Additionally, during fiscal 2004 and 2003 we generated non-product revenues from sponsored research and development projects under a Small Business Innovation Research ("SBIR") Phase I grant. Research revenue is recognized as earned under cost plus fixed-fee contracts, or on a straight-line basis over the term of contract, which approximates when work is performed and costs are incurred. Research expenses in the accompanying statements of operations include funded and unfunded expenses.

Impairment Analysis of Long-lived Assets

During 2002, under the terms of our September 1999 Licensing Agreement with ChiRhoClin, Inc. we made a milestone payment to ChiRhoClin that consisted of $1,250,000 in cash and 696,223 shares of our common stock. We have recorded the fair value of the shares issued, $2,576,025, and the cash paid of $1,250,000, as a long-term intangible asset. (See Note 3 of our consolidated financial statements for further discussion). Beginning in April 2002, we began to amortize this intangible asset to cost of revenue over the remaining term of the license, approximately seven years. In October 2002, we commenced commercial shipment of SecreFlo™, our synthetic version of the porcine hormone secretin. We amortized $510,130 and $510,132 during the years ended March 31, 2004 and 2003.

At March 31, 2004, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we performed an impairment analysis of this intangible asset in order to determine if an impairment loss existed and should be recognized. The impairment analysis consisted of an evaluation of the expected cash flows from the sale of SecreFlo™ over the term of the expected life of SecreFlo™ and also included various assumptions and estimates concerning selling price, cost and volume of unit sales. On June 8, 2004, we received a letter of termination from ChiRhoClin disputing our termination of the Licensing Agreement for SecreFlo™ and indicating that due to alleged material breaches by us, ChiRhoClin terminated the Licensing Agreement. In accordance with its purported termination, ChiRhoClin requested that we stop marketing the product immediately, and we believe it is probable that ChiRhoClin will attempt to no longer supply us with this product. Although it is our belief that ChiRhoClin is obligated to continue to supply product after our February 2004 termination, based on ChiRhoClin's notice of termination, we believe it is probable that sales of SecreFlo™ will be limited to current inventory on hand. Accordingly we have recorded an impairment charge of $2,413,244 in our results of operations for the year ended March 31, 2004. (For more information on our arbitration proceeding with ChiRhoClin, please see "Legal Proceedings" above.)

Use of Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. These principles require that we make estimates and use assumptions that affect the reporting of our assets and our liabilities as well as the disclosures that we make regarding assets and liabilities and income and expense that are contingent upon uncertain factors as of the reporting date. The actual payments, and thus our actual results, could differ from our estimates.

Results of Operations

Fiscal Year Ended March 31, 2004 Compared with Fiscal Year Ended March 31, 2003

Total Revenue

Total revenue for the fiscal 2004 was $6,914,000 compared to $7,772,000 in fiscal 2003, a decrease of $858,000 or 11%. During fiscal year 2004, product sales of rProtein A decreased to $4,976,000 from sales of $6,738,000 in fiscal 2003. Sales of rProtein A were negatively impacted by manufacturing problems experienced by one of our significant customers and the timing of regulatory approvals received for monoclonal antibodies that use rProtein A in their manufacturing process. Sales of SecreFlo™ increased to $1,867,000 in fiscal 2004 from sales of $1,005,000 during fiscal 2003. We began selling SecreFlo™ during the second half of fiscal 2003.

Our revenues are subject to significant quarterly fluctuations based on the timing of large-scale production orders of rProtein A.

Cost of Revenue

Cost of revenue for fiscal 2004 and 2003 was approximately $3,248,000 and $3,480,000, respectively, reflecting a decrease of $232,000 or 7%. Gross profit in fiscal 2004 and 2003 was $3,666,000 or 53% and $4,292,000 or 55%, respectively. This decrease in costs and decrease in gross profit is attributable to lower sales and change in product mix of rProtein A and SecreFlo™. Although we terminated our Licensing Agreement with our SecreFlo™ supplier in February 2004, royalty costs associated with sales of SecreFlo™ have been recorded in cost of revenue for all of fiscal 2004.

Operating Expenses

Total operating expenses for fiscal 2004 and 2003 were approximately $13,607,000 and $9,386,000, respectively, an increase of $4,221,000 or 45% during 2004.

Research and development expenses for fiscal 2004 and 2003 were approximately $6,484,000 and $5,227,000, respectively, an increase of $1,257,000 or 24%. During fiscal 2004 research and development expenses included increased manufacturing costs of clinical materials of $331,000. Costs associated with the evaluation of our therapeutic candidates in clinical trials increased by $250,000 in fiscal 2004. Personnel and related costs increased $347,000 and licensing costs also increased $242,000, as we expanded our clinical development during fiscal 2004.

Selling, general and administrative expenses (SG&A) for fiscal 2004 and 2003 were approximately $4,710,000 and $4,159,000 respectively, an increase of $551,000 or 13%. Costs for professional and administrative fees, including patent, legal and insurance premiums, increased $296,000 during fiscal 2004. In addition, marketing and distribution expenses increased $288,000 during fiscal 2004 as a result of a full year of sales of SecreFlo™ and the reimbursement of premarketing and launch expenses during fiscal 2003.

During fiscal 2004, we recognized a non-cash charge associated with the termination of the SecreFlo™ license agreement. This charge records an impairment loss related to the license fee, included as a long term asset in the accompanying balance sheet of approximately $2,413,000, recognizing the potential loss of future sales of SecreFlo™ once current inventory is depleted.

Investment Income
Investment income for fiscal 2004 and 2003 was approximately $390,000 and $557,000, respectively, a decrease of $167,000 or 30% in 2004. This decrease is attributable to lower interest rates during fiscal 2004 as compared to fiscal 2003. We expect interest income to vary based on changes in the amount of funds invested and fluctuation of interest rates.

Fiscal Year Ended March 31, 2003 Compared with Fiscal Year Ended March 31, 2002

Total Revenue
Total revenue for the fiscal 2003 was $7,772,000 as compared to $4,302,000 in fiscal 2002, an increase of $3,470,000 or 81%. During fiscal year 2003 we commenced selling SecreFlo™, a diagnostic product that is marketed in the U.S. to hospital-based gastroenterologists. Sales of SecreFlo™ were $1,005,000 for the six months of sales during the year ended March 31, 2003. In addition, rProtein A sales increased to $6,738,000 for fiscal year 2003 from $4,302,000 in fiscal 2002. This increase in rProtein A sales is attributable to increased demand from value-added resellers who incorporate our rProtein A products into their proprietary antibody purification systems, which they sell to the biotechnology and pharmaceutical industry.

Cost of Revenue
Cost of revenue for fiscal 2003 and 2002, was approximately $3,480,000 and $1,993,000, respectively, reflecting an increase of $1,487,000 or 75%. This increase is due primarily to increased costs associated with the increase in volume of product shipments and costs associated with the launch of SecreFlo™. Gross profit in fiscal 2003 and 2002 was $4,292,000 or 55% and $2,309,000 or 54%, respectively. This increase in gross profit is due primarily to a change from period to period in the mix of rProtein A product sales and the commencement of SecreFlo™ sales.

Operating Expenses
Total operating expenses for fiscal 2003 and 2002 were approximately $9,386,000 and $7,887,000, respectively, an increase of $1,499,000 or 19% during 2003.

Research and development expenses for fiscal 2003 and 2002 were approximately $5,227,000 and $5,361,000, respectively, a decrease of $134,000 or 2%. This decrease was largely attributable to a decrease in clinical material expenses of $1,128,000 partially offset by an increase in personnel costs of $262,000, external research expenses of $256,000 and clinical trial expenses of $435,000 incurred during fiscal 2003.

Selling, general and administrative expenses (SG&A) for fiscal 2003 and 2002 were approximately $4,159,000 and $2,526,000, respectively, an increase of $1,633,000 or 65%. This increase is largely attributable to litigation expenses of $966,000 and increased personnel costs of $156,000. In addition, costs for professional and administrative fees, including recruiting, consulting, investor relations and insurance premiums, increased $337,000. We also incurred one time costs in fiscal 2003 associated with the move to our new facility of $107,000.

Investment Income
Investment income for fiscal 2003 and 2002 was approximately $557,000 and $1,117,000, respectively, a decrease of $560,000 or 50% in 2003. This decrease is attributable to lower average funds available for investment and lower interest rates during fiscal 2003 as compared to fiscal 2002.

Liquidity and Capital Resources

We have financed our operations primarily through sales of equity securities and revenues derived from product sales and government grants. Our revenue for the foreseeable future will be limited to our product revenue related to rProtein A and SecreFlo™. Given the uncertainties related to pharmaceutical product development, we are currently unable to reliably estimate when, if ever, our therapeutic product candidates will generate revenue and cash flows.

We rely on a single supplier, ChiRhoClin, Inc., for our SecreFlo™ product. In February 2004, we terminated our Licensing Agreement with ChiRhoClin for breach. We believe we have the right, in accordance with the terms of the Licensing Agreement, to recover certain payments made to ChiRhoClin, totaling approximately $5 million, from ChiRhoClin's share of royalties on sales of SecreFlo™ and that ChiRhoClin is obligated to continue to supply SecreFlo™ and that we retain the right to sell SecreFlo™ until such payments have been recovered. If this supplier is unwilling or unable to supply product as a result, our revenues and future cash flows will be negatively impacted offset by a decrease in costs associated with this product. (For more information about the arbitration proceeding regarding SecreFlo™, please see "Legal Proceedings" above.)

At March 31, 2004 we had cash and marketable securities of $24,863,000 compared to $18,909,000, at March 31, 2003. Our operating activities in 2004 used cash of approximately $5,718,000, consisting of the net loss from operations for the year of $9,551,000, a decrease in accounts payable of $254,000 and an increase in accounts receivable of $50,000. These uses of cash were offset by non-cash charges of $887,000 for depreciation and amortization, an impairment charge of $2,413,000 and $185,000 associated with issuance of warrants, common stock and stock options. In addition, uses of cash included a decrease in inventory of $11,000, a decrease in prepaid expenses of $194,000 and an increase in accrued expenses of $462,000. During fiscal 2004, we purchased $308,000 of capital equipment, consisting of equipment and leasehold improvements.

On May 1, 2003, we issued and sold 2,500,000 shares of our common stock to The Riverview Group, LLC for an aggregate consideration of $12,500,000. Repligen received net proceeds of approximately $11.8 million after deducting the expenses of the transaction. These proceeds will be used to continue the development of our proprietary product programs.

We plan to continue to invest in key research and development activities. We expect to continue to incur operating losses for the immediate future. We expect to incur a similar level of expenses in fiscal 2005 as those incurred in fiscal 2004, net of the impairment charge of $2,413,000 recorded in fiscal 2004. Our future capital requirements include, but are not limited to, continued investment in our research and development programs, capital expenditures primarily associated with purchases of equipment and continued investment in our intellectual property estate. During fiscal 2004, 42% of our research and development expenses were outsourced to third parties. The outsourcing of such services provides us flexibility to discontinue or increase spending depending on the success of our research and development programs. While we are generally able to forecast our overall spending, we are unable to predict with certainty costs associated with our existing legal proceedings.

We do not have any special purpose entities or off-balance sheet financing arrangements.

As of March 31, 2004, we had the following fixed obligations and commitments:

	Payments Due By Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
			(In thousands)		
Operating lease obligations	$ 3,166	$ 394	$ 780	$ 814	$ 1,178
Purchase obligations	135	135	—	—	—
Contractual obligations	694	186	241	227	40
Total	$ 3,995	$ 715	$ 1,021	$ 1,041	$ 1,218

Our future capital requirements will depend on many factors, including the following:

- the success of our clinical studies;
- the scope of and progress made in our research and development activities;
- the success of any proposed financing efforts; and
- the ability to sustain sales of our specialty pharmaceutical products.

We believe that we have sufficient resources to satisfy our working capital and capital expenditure requirements for the next twenty-four months. Should we need to secure additional financing to meet our future liquidity requirements, we may not be able to secure such financing, or obtain such financing on favorable terms because of the volatile nature of the biotechnology marketplace.

At March 31, 2004, we had net operating loss carryforwards of approximately $129,180,000 and research and development credit carryforwards of approximately $7,010,000 to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards will expire at various dates, beginning in 2005, if not used. Net operating loss carryforwards and available tax credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

We do not currently use derivative financial instruments. We generally place our marketable security investments in high quality credit instruments, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer, and type of investment. We do not expect any material loss from our investment in marketable securities.

We believe that inflation has not had a material effect on our operations.

Quantitative and Qualitative Disclosures About Market Risk

We have investments in commercial paper, U.S. Government and agency securities as well as corporate bonds and other debt securities. As a result, we are exposed to potential loss from market risks that may occur as a result of changes in interest rates, changes in credit quality of the issuer or otherwise.

We generally place our marketable security investments in high quality credit instruments, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer (with the exception of U.S. treasury obligations), and type of investment. We intend to hold these investments to maturity, in accordance with our business plans.

As of March 31, 2004, we did not have any debt arrangements that were not reflected in our balance sheet.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Repligen engaged the services of Ernst & Young LLP as its new independent auditors to replace Arthur Andersen LLP, effective June 12, 2002. For additional information, see Repligen's Current Report on Form 8-K filed June 19, 2002 (as amended by the Form 8-K/A filed on June 28, 2002).

STATEMENTS OF OPERATIONS

	Years Ended March 31,		
	2004	2003	2002
Revenue:			
Product revenue	$ 6,843,366	$ 7,742,667	$ 4,301,565
Research revenue	70,975	29,114	—
Total revenue	6,914,341	7,771,781	4,301,565
Cost of revenue	3,248,377	3,480,441	1,992,734
Gross profit	3,665,964	4,291,340	2,308,831
Operating expenses:			
Research and development	6,483,925	5,226,524	5,360,720
Selling, general and administrative	4,709,703	4,159,220	2,525,827
Impairment of long lived asset	2,413,244	—	—
Total operating expenses	13,606,872	9,385,744	7,886,547
Loss from operations	(9,940,908)	(5,094,404)	(5,577,716)
Investment income	390,048	557,332	1,117,099
Net loss	$ (9,550,860)	$ (4,537,072)	$ (4,460,617)
Basic and diluted net loss per share	$ (.32)	$ (0.17)	$ (0.17)
Basic and diluted weighted average shares outstanding	29,686,373	26,812,981	26,639,525

See accompanying notes.

BALANCE SHEETS

	As of March 31,	
	2004	**2003**
Assets		
Current assets:		
Cash and cash equivalents	$ 3,958,677	$ 6,108,004
Marketable securities	9,996,070	9,417,224
Accounts receivable, less reserves of $35,000 and $50,000 in 2004 and 2003, respectively	972,249	907,501
Inventories	879,381	889,924
Prepaid expenses and other current assets	328,229	522,569
Total current assets	16,134,606	17,845,222
Property, plant and equipment, at cost:		
Leasehold improvements	2,311,982	2,112,005
Equipment	1,356,915	1,264,293
Furniture and fixtures	200,339	185,165
	3,869,236	3,561,463
Less – accumulated depreciation and amortization	(1,689,625)	(1,313,050)
	2,179,611	2,248,413
Long-term marketable securities	10,708,133	3,183,727
Restricted cash	200,000	200,000
Other assets, net (Note 3)	392,520	3,315,894
Total assets	$ 29,614,870	$ 26,793,256
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 714,291	$ 968,551
Accrued expenses	1,736,576	1,274,837
Total current liabilities	2,450,867	2,243,388
Commitments and contingencies (Notes 6, 10)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized, 30,036,085 and 27,338,973 shares issued and outstanding, in 2004 and 2003, respectively	300,361	273,390
Additional paid-in capital	181,394,602	169,232,975
Deferred compensation	(23,603)	—
Accumulated deficit	(154,507,357)	(144,956,497)
Total stockholders' equity	27,164,003	24,549,868
Total liabilities and stockholders' equity	$ 29,614,870	$ 26,793,256

See accompanying notes.

STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net loss	$ (9,550,860)	$ (4,537,072)	$ (4,460,617)
Adjustments to reconcile net loss to net cash used in operating activities —			
Issuance of common stock for license	50,000	—	—
Depreciation and amortization	886,705	802,228	257,537
Impairment of long lived asset	2,413,244	—	—
Common stock warrants issued for payment for services	52,300	—	—
Stock based compensation expense	82,628	66,258	—
Bad debt reserve	(15,000)	25,000	—
Changes in assets and liabilities:			
Accounts receivable	(49,748)	(66,640)	(422,101)
Inventories	10,543	26,167	(281,368)
Prepaid expenses and other current assets	194,340	99,740	(352,057)
Other assets	—	(1,250,000)	56,882
Accounts payable	(254,260)	(439,404)	19,306
Accrued expenses	461,739	16,033	428,246
Net cash used in operating activities	(5,718,369)	(5,257,690)	(4,754,172)
Cash flows from investing activities:			
Purchases of marketable securities	(20,960,151)	(8,329,507)	(22,801,063)
Redemptions of marketable securities	12,856,899	11,782,578	20,881,667
Decrease/(increase) in restricted cash	—	300,000	(500,000)
Purchases of property, plant and equipment	(307,773)	(1,083,571)	(307,971)
Net cash provided by (used in) investing activities	(8,411,025)	2,669,500	(2,727,367)
Cash flows from financing activities:			
Proceeds from issuance of common stock	11,825,035	—	—
Exercise of stock options	155,032	—	14,108
Net cash provided by financing activities	11,980,067	—	14,108
Net decrease in cash and cash equivalents	(2,149,327)	(2,588,190)	(7,467,431)
Cash, beginning of year	6,108,004	8,696,194	16,163,625
Cash, end of year	$ 3,958,677	$ 6,108,004	$ 8,696,194
Supplemental disclosure of noncash activities:			
Common stock issued for payment of license	$ —	$ 2,576,025	$ —
Purchases of leasehold improvements	$ —	$ —	$ 962,383
Recording of deferred compensation	$ 106,231	$ —	$ —

See accompanying notes.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Number of Shares	Amount	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Stockholders' Equity
Balance at March 31, 2001	26,628,950	$ 266,289	$ 166,583,684	$ —	$ (135,958,808)	$30,891,165
Exercise of stock options	13,800	138	13,970	—	—	14,108
Net loss	—	—	—	—	(4,460,617)	(4,460,617)
Balance at March 31, 2002	26,642,750	266,427	166,597,654	—	(140,419,425)	26,444,656
Issuance of common stock for payment of license	696,223	6,963	2,569,063	—	—	2,576,026
Compensation expense related to issuance of stock options	—	—	66,258	—	—	66,258
Net loss	—	—	—	—	(4,537,072)	(4,537,072)
Balance at March 31, 2003	27,338,973	273,390	169,232,975	—	(144,956,497)	24,549,868
Sale of common stock, net of issuance costs of $674,965	2,500,000	25,000	11,800,035	—	—	11,825,035
Issuance of common stock for payment of license	17,986	180	49,820	—	—	50,000
Issuance of warrants	—	—	52,300	—	—	52,300
Exercise of stock options and warrants	179,126	1,791	153,241	—	—	155,032
Recording of deferred compensation related to stock options granted to employees and non-employees	—	—	106,231	(106,231)	—	—
Amortization of deferred compensation	—	—	—	82,628	—	82,628
Net loss	—	—	—	—	(9,550,860)	(9,550,860)
Balance at March 31, 2004	30,036,085	$ 300,361	$ 181,394,602	$ (23,603)	$ (154,507,357)	$27,164,003

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Repligen Corporation ("Repligen" or "Company") is developing novel biological products for profound neuropsychiatric disorders and autoimmune diseases. Repligen's therapeutic product candidates are secretin for schizophrenia and anxiety disorders, uridine for bipolar disorder, and CTLA4-Ig and Protein A for autoimmune diseases. Each of these products represents a novel approach to therapy which may provide better outcomes for patients than existing drugs.

Repligen's business strategy is to maintain full commercial rights to its product candidates through "proof of principle" clinical studies after which Repligen may seek corporate partners for development and marketing. The Company partially funds the development of its proprietary therapeutic products with the profits derived from the sales of its specialty pharmaceutical products: rProtein A and SecreFlo™. This will enable the Company to independently advance its product candidates while at the same time minimize operating losses.

The Company is subject to a number of risks typically associated with companies in the biotechnology industry. Principally those risks associated with the Company's dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with the U.S. Food and Drug Administration and other governmental regulations and approval requirements, as well as the ability to grow the Company's business and obtaining adequate funding to fund this growth.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The Company has reclassified certain prior-year information to conform to the current year's presentation.

Revenue Recognition

The Company applies Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") to its revenue arrangements. The Company generates product revenues from the sale of its Protein A products to customers in the pharmaceutical and process chromatography industries, and from the sale of SecreFlo™ to hospital-based gastroenterologists. In accordance with SAB No. 104, the Company recognizes revenue related to product sales upon shipment of the product to the customer as long as there is persuasive evidence of a sale, the price is fixed or determinable and collection of the related receivable is probable.

Additionally, during fiscal 2004 and 2003 the Company generated non-product revenues from sponsored research and development projects under a Small Business Innovation Research ("SBIR") Phase I grant. Research revenue is recognized as earned under cost plus fixed-fee contracts, or on a straight-line basis over the term of contract, which approximates when work is performed and costs are incurred. Research expenses in the accompanying statements of operations include funded and unfunded expenses.

Comprehensive Income

The Company applies Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company's comprehensive loss is equal to its reported net loss for all periods presented.

Cash & Marketable Securities

The Company applies SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At March 31, 2004, all of the Company's cash equivalents and marketable securities are classified as held-to-maturity investments as the Company has the positive intent and ability to hold to maturity. As a result, these investments are recorded at amortized cost. Marketable securities are investments with original maturities of greater than 90 days. Long-term marketable securities are investment grade securities with maturities of greater than one year. Cash and marketable securities consist of the following at March 31, 2004 and 2003:

	As of March 31,		Unrealized Holding Gain (Loss) Years Ended March 31,	
	2004	2003	2004	2003
Cash and cash equivalents	$ 3,958,677	$ 6,108,004	—	—
Marketable securities				
U.S. Government and agency securities	1,522,371	715,459	5,054	252
Corporate and other debt securities	8,473,699	8,701,765	1,763	23,774
(Average of remaining maturity of approximately 5 months at March 31, 2004)	$ 9,996,070	$ 9,417,224	$ 6,817	$ 24,026
Long-term marketable securities				
U.S. Government and agency securities	$ 3,560,532	$ 1,101,264	$ 8,928	$ 2,598
Corporate and other debt securities	7,147,601	2,082,463	32,178	3,628
(Average of remaining maturity of approximately 16 months at March 31, 2004)	$10,708,133	$ 3,183,727	$ 41,106	$ 6,226

Restricted cash of $200,000 is related to the Company's facility lease obligation. (See Note 6.)

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments which represent cash, marketable securities, accounts receivable and accounts payable generally approximate fair value due to the short-term nature of these instruments.

Concentrations of Credit Risk and Significant Customers

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, marketable securities and accounts receivable. The Company's cash equivalents and marketable securities are invested in financial instruments with high credit ratings. At March 31, 2004, the Company has no items such as those associated with foreign exchange contracts, options contracts or other foreign hedging arrangements.

Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales. The Company maintains reserves for the potential write-off of accounts receivable. To date, the Company has not written off any significant accounts. To control credit risk, the Company performs regular credit evaluations of its customers' financial condition.

Revenue from significant customers as a percentage of the Company's total revenue is as follows:

	Years Ended March 31,		
	2004	2003	2002
Customer A	43%	43%	56%
Customer B	11%	*%	—
Customer C	*%	23%	23%

* Did not represent a significant percentage of total revenue at March 31, 2004.

Significant accounts receivable balances as a percentage of the Company's total trade accounts receivable balances are as follows:

	As of March 31,	
	2004	2003
Customer A	59%	65%
Customer B	*%	10%

* Did not represent a significant percentage of total trade accounts receivable at March 31, 2004.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Work-in-process and finished goods inventories consist of material, labor, outside processing costs and manufacturing overhead. Inventories at March 31, 2004 and 2003 consist of the following:

	As of March 31,	
	2004	2003
Raw materials	$ 85,334	$ 114,130
Work-in process	213,752	303,631
Finished goods	580,295	472,163
Total	$ 879,381	$ 889,924

Depreciation and Amortization

Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the asset as follows:

Description	Estimated Useful Life
Leasehold improvements	Shorter of term of the lease or estimated useful life
Equipment	3-5 years
Furniture and fixtures	5 years

The Company recorded depreciation expense and amortization of $376,575, $292,096 and $257,537 in 2004, 2003 and 2002, respectively.

Earnings Per Share

The Company applies SFAS No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share. Basic net loss per share represents net loss divided by the weighted average number of common shares outstanding during the period. The dilutive effect of potential common shares, consisting of outstanding stock options and warrants, is determined using the treasury stock method in accordance with SFAS No. 128. Diluted weighted average shares outstanding for 2004, 2003 and 2002 do not include the potential common shares from warrants and stock options because to do so would have been antidilutive. Accordingly, basic and diluted net loss per share is the same. The number of potential common shares excluded from the calculation of diluted earnings per share during the years ended March 31, 2004, 2003 and 2002 was 2,305,746, 2,344,996, and 2,106,846, shares, respectively.

Segment Reporting

The Company applies SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. The chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance, identifies operating segments as components of an enterprise about which separate discrete financial information is available for evaluation. To date, the Company has viewed its operations and manages its business as one operating segment. As a result, the financial information disclosed herein represents all of the material financial information related to the Company's principal operating segment.

The following table represents the Company's revenue by geographic area (based on the location of the customer):

	Year Ended March 31,		
	2004	2003	2002
Europe	48%	53%	63%
United States	50%	46%	35%
Other	2%	1%	2%
Total	100%	100%	100%

As of March 31, 2004 and 2003, all of the Company's assets are located in the United States.

Stock-Based Compensation

The Company accounts for its stock-based compensation under SFAS No. 123 "Accounting for Stock-Based Compensation." The Company continues to apply APB No. 25 for employee stock options awards and elected the disclosure-only alternative for the same under SFAS No. 123. The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure, and amendment of FASB Statement No. 123." SFAS 148 requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used to report results.

The Company has computed the pro forma disclosures required under SFAS Nos. 123 and 148 for all stock options granted to employees using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The assumptions used and the weighted average information for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Years Ended March 31,		
	2004	2003	2002
Risk-free interest rates	1.31%-3.84%	1.16%-5.02%	4.31%-5.06%
Expected dividend yield	—	—	—
Expected lives	7 years	7 years	7 years
Expected volatility	90%	91%	101%
Weighted average grant date fair value of options granted during the period	$ 4.75	$ 2.57	$ 2.21
Weighted average remaining contractual life of options outstanding	5.4 years	5.9 years	6.1 years

If compensation expense for the Company's stock option plans had been determined consistent with SFAS No. 123, the pro forma net loss and net loss per share would have been as follows:

	Years Ended March 31,		
	2004	2003	2002
Net loss as reported	$ (9,550,860)	$ (4,537,072)	$ (4,460,617)
Add: Stock-based employee compensation expense included in reported net loss	79,523	66,258	—
Deduct: Stock-based employee compensation expense determined under fair value based method for all employee awards	(1,010,952)	(687,908)	(745,797)
Pro forma net loss	$(10,482,289)	$ (5,158,722)	$ (5,206,414)
Basic and diluted net loss per share:			
As reported	$ (.32)	$ (.17)	$ (.17)
Pro forma	$ (.35)	$ (.19)	$ (.20)

3. Long-Lived Assets

In October 1999, Repligen licensed exclusive commercial rights to a diagnostic product based on a synthetic form of porcine (pig-derived) secretin from ChiRhoClin, Inc. This product, SecreFlo™, is approved by the FDA for diagnosing chronic pancreatitis, gastrinoma (a form of cancer) and as an aid during endoscopic retrograde cholangiopancreatography ("ERCP"), a gastrointestinal procedure. Under the terms of its licensing agreement, upon approval by the FDA, Repligen made a milestone payment during April 2002 of $1,250,000 in cash. The Company also issued 696,223 shares of its unregistered common stock to ChiRhoClin in October 2002 related to the same milestone. During the quarter ended June 30, 2002, the Company recorded the fair value of these shares, $2,576,025, and the cash of $1,250,000, as a long-lived intangible asset. Beginning in April 2002, this amount will be amortized to cost of revenue over the expected life of SecreFlo™, approximately seven years. The Company amortized $510,130 and $510,132 for the years ended March 31, 2004 and 2003 respectively. (See Note 12.)

4. Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." At March 31, 2004, the Company had net operating loss carryforwards for income tax purposes of approximately $129,180,000. The Company also had available tax credit carryforwards of approximately $7,010,000 at March 31, 2004 to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards will expire at various dates, beginning in 2005. Net operating loss carryforwards and available tax credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

Deferred tax assets consist of the following:

	As of March 31,	
	2004	2003
Temporary differences	$ 5,730,000	$ 6,216,000
Operating loss carryforwards	51,680,000	48,975,000
Tax credit carryforwards	7,010,000	7,161,000
	64,420,000	62,352,000
Valuation allowance	(64,420,000)	(62,352,000)
	$ —	$ —

A full valuation allowance has been provided, as it is uncertain if the Company will realize its deferred tax assets.

5. Stockholders' Equity

(a) Common Stock & Warrants

On March 1, 2004, pursuant to a licensing agreement, Repligen issued 17,986 shares of Repligen common stock to the University of North Carolina ("UNC") and The Stanley Medical Research Institute ("Stanley"), in partial consideration for the assignment by UNC and Stanley to Repligen of a U.S. patent application claiming the use of secretin for treatment of certain behavioral disorders, including schizophrenia.

On June 25, 2003, Repligen engaged Rodman & Renshaw, Inc. ("Rodman") as a non-exclusive financial adviser until May 31, 2004. In exchange and as consideration for Rodman's financial services, Repligen issued a warrant to purchase up to an aggregate of 25,000 shares of common stock. Each warrant is exercisable at $5.31 per share at any time prior to June 2005. The Company recorded the value of these warrants, as determined using Black-Scholes option pricing model as selling, general and administrative expense. As of March 31, 2004, these warrants remain outstanding.

On May 1, 2003, Repligen issued and sold 2,500,000 shares of common stock to The Riverview Group, LLC for an aggregate consideration of $12,500,000. Repligen received net proceeds of approximately $11.8 million after deducting the costs of the transaction.

On October 4, 2002, Repligen Corporation issued 696,223 shares of common stock to ChiRhoClin, Inc. ("ChiRhoClin") in connection with the FDA's approval of SecreFlo™, its secretin for injection product. The issuance of the shares was a milestone payment in consideration of ChiRhoClin's success in obtaining FDA approval to market secretin for injection. In 1999, Repligen entered into a Licensing Agreement with ChiRhoClin for exclusive commercial rights to two diagnostic products based on synthetic forms of secretin.

On March 9, 2000, Repligen sold an aggregate of 2,598,927 shares of common stock to investors at $8.625 per share for an aggregate consideration of $22.4 million in a private placement. Repligen engaged Paramount Capital, Inc. ("Paramount") to act as placement agent for this transaction. For this transaction, Repligen paid Paramount approximately $1.57 million for its services, plus related transactional expenses, and issued to Paramount warrants to purchase up to 129,946 shares of common stock at $9.49 per share, exercisable through March 2005. As of March 31, 2004, this warrant remains outstanding.

In connection with a financial advisory agreement in May 2000, the Company issued warrants to purchase an aggregate of 100,000 shares of common stock. Each warrant is exercisable at $2.75 per share at any time prior to July 15, 2004. As of March 31, 2004, these warrants remain outstanding.

At March 31, 2004, common stock reserved for issuance is as follows:

Reserved for	Shares
Incentive and nonqualified stock option plans	3,139,409
Warrants granted for payment of services	254,946
	3,394,355

(b) Stock Options

The Company's 2001 stock option plan authorizes the grant of either incentive stock options or nonqualified stock options. Incentive stock options are granted to employees at the fair market value at the date of grant. Nonqualified stock options are granted to employees or nonemployees. The options generally vest over four or five years and expire no more than 10 years from the date of grant. As of March 31, 2004, the Company had 1,088,609 options available for future grant.

A summary of stock option activity under the 2001 stock option plan is as follows:

	Years Ended March 31,								
	2004			2003			2002		
	Number of Shares	Range of Exercise Prices	Weighted Average Price per Share	Number of Shares	Range of Exercise Prices	Weighted Average Price per Share	Number of Shares	Range of Exercise Prices	Weighted Average Price per Share
Outstanding at beginning of period	1,940,050	$ .01 - $ 8.56	$ 2.55	1,701,900	$ .50 - $12.45	$ 2.64	1,479,441	$ .50 - $12.45	$ 2.64
Granted	347,500	$ .01 - $ 7.56	5.68	281,650	$ .01 - $ 3.47	2.88	276,900	$2.35 - $ 2.60	2.60
Exercised	(101,410)	$ .01 - $ 3.24	1.53	—	—	—	(13,800)	$ .50 - $ 1.53	1.01
Cancelled	(135,340)	$ .01 - $ 8.56	4.22	(43,500)	$ 2.29 - $12.45	8.36	(40,641)	$1.03 - $ 7.19	2.62
Outstanding at end of period	2,050,800	$ .01 - $ 8.56	$ 3.01	1,940,050	$ .01 - $ 8.56	$ 2.55	1,701,900	$ .50 - $12.45	$ 2.64
Exercisable at end of period	1,373,200	$ .50 - $ 8.56	$ 2.19	1,360,130	$ .01 - $ 8.56	$ 2.10	1,115,900	$ .50 - $12.45	$ 2.25

	As of March 31, 2004				
	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Number Outstanding	Weighted Average Exercise Price Per Share
$ .01 - $ 1.37	370,000	2.85	$ 1.10	346,000	$ 1.15
$ 1.41 - $ 1.63	567,000	3.88	$ 1.43	567,000	$ 1.43
$ 2.29 - $ 3.00	438,800	5.37	$ 2.65	297,600	$ 2.67
$ 3.13 - $ 6.13	446,000	8.32	$ 4.47	68,600	$ 3.70
$ 7.19 - $ 8.56	229,000	7.60	$ 7.88	94,000	$ 8.04
	2,050,800	5.39	$ 3.01	1,373,200	$ 2.19

(c) Shareholder Rights Plan

In March 2003, the Company adopted a Shareholder Rights Agreement (the "Rights Agreement"). Under the Rights Agreement, the Company distributed certain rights to acquire shares of the Company's Series A junior participating preferred stock (the "Rights") as a dividend for each share of Common Stock held of record as of March 17, 2003. Each share of Common Stock issued after the March 17, 2003 record date has an attached Right. Under certain conditions involving an acquisition by any person or group of 15% or more of the Common Stock, each Right permits the holder (other than the 15% holder) to purchase Common Stock having a value equal to twice the exercise price of the Right, upon payment of the exercise price of the Right. In addition, in the event of certain business combinations after an acquisition by a person or group of 15% or more of the Common Stock (20% in the case of a certain stockholder), each Right entitles the holder (other than the 15% holder) to receive, upon payment of the exercise price, Common Stock having a value equal to twice the exercise price of the Right. The Rights have no voting privileges and, unless and until they become exercisable, are attached to, and automatically trade with, the Company's Common Stock. The Rights will terminate upon the earlier of the date of their redemption or March 2013.

6. Commitments and Contingencies

Operating Lease

In October 2001, the Company leased, pursuant to a ten-year lease agreement, a new corporate headquarters in Waltham, Massachusetts. The Company relocated to this facility in May 2002. In connection with this lease agreement, the Company issued a letter of credit in the amount of $500,000 to its landlord. In October 2002, this letter of credit was reduced to $200,000. The letter of credit is collateralized by a certificate of deposit held by the bank that issued the letter of credit. The certificate of deposit is classified as restricted cash in the accompanying balance sheet as of March 31, 2004.

Obligations under noncancellable operating leases, including the facility lease discussed above, as of March 31, 2004 are approximately as follows:

Years Ending March 31,	
2005	$ 379,000
2006	379,000
2007	385,000
2008	404,000
2009	410,000
Thereafter	1,178,000
Minimum lease payments	$3,135,000

Rent expense charged to operations under operating leases was approximately $389,000, $372,000, and $308,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

Licensing and Research Agreements

The Company licenses certain technologies that are, or may be, incorporated into its technology under several agreements and also has entered into several clinical research agreements which require the Company to fund certain research projects. Generally, the license agreements require the Company to pay annual maintenance fees and royalties on product sales once a product has been established using the technologies. The Company has recorded research and development expense associated with license agreements of $298,000, $56,000, and $48,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

Supply Agreements

The Company has entered into an agreement with a manufacturer for certain components of its rProtein A product. The Company has remaining purchase obligations of approximately $135,000 associated with this agreement for the year ended March 31, 2005. The Company relies on a sole manufacturer for its SecreFlo™ product. This reliance exposes it to a number of risks, including reduced control over manufacturing capacity, delivery times, inadequate inventory levels which could lead to product shortage or charges for excess or obsolete inventory.

7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,	
	2004	2003
Prepaid insurance	$ 148,398	$ 145,960
Clinical trial expenses	87,414	225,238
Equipment and services	84,668	89,204
Marketing expenses	3,500	52,500
Other	4,249	9,667
	$ 328,229	$ 522,569

8. Accrued Expenses

Accrued expenses consist of the following:

	As of March 31,	
	2004	2003
Research & development costs	$ 625,720	$ 528,323
Payroll & payroll related costs	419,318	378,347
Professional and consulting costs	67,334	66,689
Royalty expenses	366,856	169,006
Other accrued expenses	181,350	132,472
Unearned revenue	75,998	—
	$ 1,736,576	$ 1,274,837

In February 2004, the Company terminated its Licensing Agreement with ChiRhoClin. It is the Company's position that under the terms of the Licensing Agreement, Repligen has the right to recover certain payments made to ChiRhoClin, totaling approximately $5 million, from ChiRhoClin's share of royalties on sales of SecreFlo™ and that Repligen retains the right to sell SecreFlo™ until such payments have been recovered. The Company has accrued $366,856 in royalty expenses as of March 31, 2004.

Subsequent to the termination of the Licensing Agreement, ChiRhoClin has invoiced the Company for milestone payments of $1,750,000. These payments are not included as accrued expenses. (See Note 12.)

9. Employee Benefit Plan

The Repligen Corporation 401(k) Savings and Retirement Plan (the "401(k) Plan") is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. All employees over the age of 21 who have completed four months of service are eligible to make pre-tax contributions up to a specified percentage of their compensation. Under the 401(k) Plan, the Company may, but is not obligated to match a portion of the employees' contributions up to a defined maximum. The match is calculated on a calendar year basis. The Company matched $34,395, $26,066, and $13,271 for the calendar years ended December 31, 2003, 2002, and 2001 respectively. Forfeitures of previous participants funded this contribution and as a result had no impact on the Company's operations.

10. Related Party Transaction

Repligen paid Drs. Schimmel and Rich, the Co-Chairman of the Board of Directors, $49,200 and $43,200, respectively, during each of the fiscal years ended March 31, 2004, 2003 and 2002 pursuant to consulting agreements, which have similar terms. These agreements are automatically extended for successive one-year terms unless terminated by either party to the agreement at least 90 days prior to the next anniversary date. Dr. Schimmel's agreement continues until September 30, 2004 and Dr. Rich's agreement continues until October 31, 2004. Drs. Schimmel and Rich have advised Repligen that they have no present intention of terminating their agreements. Drs. Schimmel and Rich receive no separate cash compensation for attendance at meetings or otherwise as directors.

11. Legal Proceedings

Bristol-Myers Squibb

Repligen is the exclusive licensee of all CTLA4-Ig patent rights owned by the University of Michigan ("Michigan"). Repligen and Michigan believe that Michigan has a rightful claim to ownership of certain patents assigned to Bristol-Myers Squibb Company ("Bristol") which relate to compositions and uses of CTLA4, arising out of the inventive contributions by one of the Michigan scientists.

Repligen and Michigan filed a complaint against Bristol in the United States District Court for the Eastern District of Michigan (the "District Court") in August 2002 seeking a correction of inventorship. The suit asserts that Dr. Craig Thompson, the scientist from Michigan, made inventive contributions as part of a collaboration with Bristol scientists and is therefore a rightful inventor on patents issued to Bristol. The District Court found that Repligen and Michigan had not proven by clear, convincing, and corroborative evidence that Dr. Thompson is a sole or joint inventor of any of the patents in suit.

In October 2003, Repligen filed an appeal to the ruling of the District Court with the United States Court of Appeals for the Federal Circuit. Both Repligen and Bristol have submitted written briefs to the Federal Circuit and oral arguments have been scheduled for July 9, 2004. The Federal Circuit may decide to uphold the District Court's decision, overturn the District Court's decision or remand it back to the District Court for further consideration. The Company's failure to obtain ownership rights to these Bristol patents may restrict its ability to commercialize CTLA4-Ig.

ImClone Systems, Inc.

Repligen Corporation and The Massachusetts Institute of Technology ("MIT") have filed an action for patent infringement against ImClone Systems, Inc. for infringement of a U.S. Patent ("the Erbitux Patent") based on ImClone's manufacture and sale of the recently approved cancer drug Erbitux®. The technology, which was developed and patented by MIT, covers certain genetic elements, DNA enhancers, that increase protein production in a mammalian cell. Repligen is the exclusive licensee of MIT for the Erbitux Patent. Repligen and MIT believe that Damon Biotech, a predecessor of Repligen, developed the cell line which is used to manufacture Erbitux® in 1990 for the National Cancer Institute and uses the technology which is the basis of the Erbitux Patent. Repligen and MIT have also filed an application for patent term extension for the Erbitux Patent, which if granted will extend the term of the patent to May 2009.

ChiRhoClin, Inc.

In February 2004, Repligen terminated the September 1999 Licensing Agreement with ChiRhoClin, its supplier of SecreFlo™, based on ChiRhoClin's failure to meet its obligations including to use best efforts to obtain FDA approval of secretin for post-ERCP pancreatitis. Repligen believes that, in accordance with the terms of the Licensing Agreement, ChiRhoClin is obligated to continue to supply product after the February 2004 termination and Repligen believes it has the right to recover certain payments made to ChiRhoClin totaling approximately $5 million, from ChiRhoClin's share of royalties on sales of SecreFlo™ until such payments have been recovered.

On April 9, 2004, Repligen filed an arbitration demand against ChiRhoClin with the American Arbitration Association in New York. In this arbitration demand, the Company alleges that ChiRhoClin breached several of its obligations under the September 1999 Licensing Agreement including failure to use best efforts to obtain various FDA approvals and to manufacture and supply SecreFlo™ in a timely manner. The Company also alleges that ChiRhoClin's conduct constitutes unfair and deceptive business practices under Massachusetts law. On May 26, 2004, Repligen filed an amended arbitration demand, adding a claim of defamation based on certain statements that ChiRhoClin made to the FDA and in the press. Repligen seeks to recover approximately $5 million in payments made to ChiRhoClin and additional damages to be determined. (See Note 12.)

Pro-Neuron, Inc.

Repligen was named as a codefendant with the Regents of the University of California (the "Regents") in an action filed by Plaintiff Pro-Neuron, Inc. ("Pro-Neuron") on June 21, 2001 in the Superior Court of California, County of San Diego. The complaint alleged claims of breach of contract and breach of implied covenant of good faith and fair dealing against the Regents and intentional interference with contractual relations against Repligen in connection with the Regents' licensing to Repligen of certain rights to patent applications filed by the Regents. Pro-Neuron subsequently amended its complaint to allege misappropriation of trade secrets and unfair competition against Repligen and the Regents.

On June 4, 2003, Repligen, the Regents and Pro-Neuron entered into a binding term sheet for settlement ("Settlement") under which the Pro-Neuron complaint will be dismissed upon execution of definitive agreements between the parties. Under the terms of the Settlement, Repligen will receive $750,000 upon execution of the definitive agreements in exchange for which Repligen and the Regents agreed to restructure the UCSD License Agreements to exclude the field of acylated pyrimidines, including RG2133. Repligen discontinued its clinical trial of RG2133 in mitochondrial disease and has the right to continue its clinical trials of triacetyluridine ("RG2133") in bipolar disorder/major depression and purine autism for up to two years. Repligen will assign to Pro-Neuron any inventions from these trials, for which it has rights, involving the use of acylated pyrimidines, but will retain the rights to any inventions for all other chemical entities. As of May 31, 2004, the definitive agreements are under discussion between the parties.

From time to time, the Company may be subject to other legal proceedings and claims in the ordinary course of business. Repligen is not currently aware of any such proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations.

12. Subsequent Event

On June 8, 2004, Repligen received a letter from ChiRhoClin, Inc. disputing the Company's termination of its 1999 Licensing Agreement for SecreFlo™ and indicating that due to alleged material breaches by Repligen, ChiRhoClin was terminating the Licensing Agreement. In connection with its purported termination, ChiRhoClin requested that Repligen stop marketing SecreFlo™ immediately. Repligen believes that ChiRhoClin's allegations are without merit and intends on vigorously protecting its rights.

ChiRhoClin is the sole supplier of SecreFlo™. Repligen believes it is probable that ChiRhoClin will attempt to no longer supply Repligen with SecreFlo™. Therefore, Repligen has recorded an impairment loss related to the license fee, historically included as a long lived asset in the accompanying balance sheets, of approximately $2,413,000, recognizing the loss of future sales of SecreFlo™ once current inventory is depleted.

13. Selected Quarterly Financial Data (unaudited)

The following table contains Statement of Operations information for each quarter of fiscal 2004 and 2003. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Q4 FY04	Q3 FY04	Q2 FY04	Q1 FY04	Q4 FY03	Q3 FY03	Q2 FY03	Q1 FY03
	(in thousands, except per share amounts)							
Revenue:								
Product revenue	$ 2,113	$ 1,304	$ 1,383	$ 2,043	$ 2,018	$ 2,417	$ 1,688	$ 1,620
Research revenue	—	17	36	18	29	—	—	—
Total revenue	2,113	1,321	1,419	2,061	2,047	2,417	1,688	1,620
Cost of revenue	870	781	741	856	1,008	1,141	662	670
Gross profit	1,243	540	678	1,205	1,039	1,276	1,026	950
Costs and expenses:								
Research and development	1,304	1,850	1,901	1,429	1,381	1,363	1,255	1,228
Selling, general and administrative	880	917	1,011	1,902	1,448	819	1,010	882
Impairment of long lived asset	2,413	—	—	—	—	—	—	—
Total operating expenses	4,597	2,767	2,912	3,331	2,829	2,182	2,265	2,110
Loss from operations	(3,354)	(2,227)	(2,234)	(2,126)	(1,790)	(906)	(1,239)	(1,160)
Investment income	97	101	94	98	93	140	156	169
Net loss	$ (3,257)	$ (2,126)	$(2,140)	$(2,028)	$(1,697)	$ (766)	$(1,083)	$ (991)
Net loss per common share	$ (0.11)	$ (0.07)	$ (0.07)	$ (0.07)	$ (0.06)	$ (0.03)	$ (0.04)	$ (0.04)
Weighted average common shares outstanding	30,020	29,878	29,859	28,987	27,339	27,316	26,643	26,643

14. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions	Deletions	Balance at End of Period
Allowance for Doubtful Accounts:				
2002	$ 25,000	—	—	$ 25,000
2003	$ 25,000	$ 25,000	—	$ 50,000
2004	$ 50,000	—	$ 15,000	$ 35,000

Report of Independent Auditors

The Board of Directors and Stockholders of Repligen Corporation

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Repligen Corporation

We have audited the accompanying balance sheets of Repligen Corporation as of March 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Repligen Corporation as of March 31, 2002 and for the year then ended were audited by other auditors who have ceased operations and whose report dated May 13, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repligen Corporation as of March 31, 2004 and 2003, and the results of its operations, stockholders' equity, and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.



ERNST & YOUNG LLP

Boston, Massachusetts
May 27, 2004,
Except for
Note 12, as to which the date is June 8, 2004

This is a copy of a report previously issued by Andersen and Andersen has not reissued this report.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Repligen Corporation:

We have audited the accompanying balance sheets of Repligen Corporation (a Delaware corporation) as of March 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repligen Corporation as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP

Boston, Massachusetts
May 13, 2002

Corporate Information

Board of Directors

Robert J. Hennessey
Chairman (retired)
Genome Therapeutics Corporation

Walter C. Herlihy, Ph.D.
President and Chief Executive Officer
Repligen Corporation

G. William Miller
Chairman
G. William Miller & Co., Inc.

Alexander Rich, M.D.
Sedgwick Professor of Biophysics
Department of Biology
Massachusetts Institute
of Technology

Thomas F. Ryan, Jr.
Retired/Private Investor

Paul Schimmel, Ph.D.
Ernest and Jean Hahn Professor of
Molecular Biology & Chemistry
Member, The Skaggs Institute for
Chemical Biology
The Scripps Research Institute

Corporate Officers

Walter C. Herlihy, Ph.D.
President and Chief Executive Officer

James R. Rusche, Ph.D.
Sr. Vice President, Research
and Development

Daniel P. Witt, Ph.D.
Vice President, Business Development

Transfer Agent and Registrar

American Stock Transfer &
Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

(877) 777-0800, select option 1
www.amstock.com
Investor Relations E-mail:
(Shareholder Inquiries)
info@amstock.com

The Transfer Agent is responsible for handling shareholder questions regarding lost certificates, address changes and changes of ownership or name in which shares are held.

General Counsel

Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, MA 02110

Independent Accountants

Ernst and Young, LLP
200 Clarendon Street
Boston, MA 02116

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, September 21, 2004 at 2:00 PM at
Repligen's corporate offices,
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453

Market for Repligen Corporation Stock

Nasdaq National Market
Common Stock: RGEN

Investor Information

Copies of our annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, and current reports on Form 8-K are available to stockholders upon request without charge. Please visit our website at www.repligen.com or send requests to:

Repligen Corporation
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453
ATTN: Investor Relations

Phone: (781) 250-0111 ext. 2996
Fax: (781) 250-0115
E-mail: info@repligen.com

This annual report contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements in this annual report do not constitute guarantees of future performance. Investors are cautioned that statements in this annual report that are not strictly historical statements, including, without limitation, statements regarding current or future financial performance, potential impairment of future earnings, regulatory approvals, management's strategy, plans and objectives for future operations, clinical trials and results, litigation strategy, results of litigation, product research and development, product efficacy, R&D expenditures, intellectual property, development and manufacturing plans, availability of materials and product and adequacy of capital resources and financing plans constitute forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation, the risks identified in our annual report on Form 10-K and our other filings with the Securities and Exchange Commission. We assume no obligation to update any forward-looking information contained in this annual report.

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Repli*Gen*

Repligen Corporation
41 Seyon Street
Building #1, Suite 100
Waltham, MA 02453